# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Camp4 Therapeutics Corp, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: ONE KENDALL SQUARE, BUILDING 1400 WEST, 3RD FLOOR, Cambridge, Massachusetts (MA), 02139
Date of event which requires filing of this statement: 09/10/2025
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0002068530

## Reporting persons
- Coastlands Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,886,722; sole dispositive power 0; shared dispositive power 4,886,722; aggregate amount beneficially owned 4,886,722 (9.99% of the class)
  Comment: Percentage calculated based on 20,161,073 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, plus 26,681,053 shares of Common Stock issued in a private placement transaction, which closed on September 11, 2025. The securities exclude shares of Common Stock issuable upon exercise of a pre-funded warrant in excess of the beneficial ownership limitation of 9.99%.
  
  This Amendment No. 1 to Schedule 13G is being filed solely to make a typographical rounding error correction in Item 11 of the cover sheet for each Reporting Person of the Schedule 13G filed on September 16, 2025 ("Schedule 13G"). With the exception of the typographical rounding correction in Item 11, all other information contained in the Schedule 13G remains unchanged.
- Coastlands Capital Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,886,722; sole dispositive power 0; shared dispositive power 4,886,722; aggregate amount beneficially owned 4,886,722 (9.99% of the class)
  Comment: Percentage calculated based on 20,161,073 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, plus 26,681,053 shares of Common Stock issued in a private placement transaction, which closed on September 11, 2025. The securities exclude shares of Common Stock issuable upon exercise of a pre-funded warrant in excess of the beneficial ownership limitation of 9.99%.
- Coastlands Capital GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,886,722; sole dispositive power 0; shared dispositive power 4,886,722; aggregate amount beneficially owned 4,886,722 (9.99% of the class)
  Comment: Percentage calculated based on 20,161,073 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, plus 26,681,053 shares of Common Stock issued in a private placement transaction, which closed on September 11, 2025. The securities exclude shares of Common Stock issuable upon exercise of a pre-funded warrant in excess of the beneficial ownership limitation of 9.99%.
- Coastlands Capital LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,886,722; sole dispositive power 0; shared dispositive power 4,886,722; aggregate amount beneficially owned 4,886,722 (9.99% of the class)
  Comment: Percentage calculated based on 20,161,073 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, plus 26,681,053 shares of Common Stock issued in a private placement transaction, which closed on September 11, 2025. The securities exclude shares of Common Stock issuable upon exercise of a pre-funded warrant in excess of the beneficial ownership limitation of 9.99%.
- Matthew D. Perry: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 4,886,722; sole dispositive power 0; shared dispositive power 4,886,722; aggregate amount beneficially owned 4,886,722 (9.99% of the class)
  Comment: Percentage calculated based on 20,161,073 shares of Common Stock outstanding on August 5, 2025, as reported in the Form 10-Q filed by the Issuer for the quarter ended June 30, 2025, plus 26,681,053 shares of Common Stock issued in a private placement transaction, which closed on September 11, 2025. The securities exclude shares of Common Stock issuable upon exercise of a pre-funded warrant in excess of the beneficial ownership limitation of 9.99%.

## Item 1. Issuer
Name of issuer: Camp4 Therapeutics Corp
Address of issuer's principal executive offices: ONE KENDALL SQUARE, BUILDING 1400 WEST, 3RD FLOOR, Cambridge, MA 02139.

## Item 2. Person Filing
Name of person filing:
Coastlands Capital LP, a Delaware limited partnership ("Coastlands")
Coastlands Capital Partners LP, a Delaware limited partnership (the "Partnership")
Coastlands Capital GP LLC, a Delaware limited liability company (the "General Partner")
Coastlands Capital LLC, a Delaware limited liability company ("Coastlands GP") Matthew D. Perry

Coastlands and the General Partner are the investment adviser and general partner, respectively, of the Partnership. Coastlands GP is the general partner of Coastlands. Mr. Perry is the control person of Coastlands, the Partnership, Coastlands GP and the General Partner. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of Common Stock except to the extent of that person's pecuniary interest therin. In addition, the filing of this Schedule 13G on behalf of the Partnership should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any Common Stock covered by this Schedule 13G.
Address of principal business office or, if none, residence: 601 California Street, Suite 1210, San Francisco, CA 94108
Citizenship: See Item 4 of the cover sheet for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Coastlands: 4,886,722
Partnership: 4,886,722
General Partner: 4,886,722
Coastlands GP: 4,886,722
Matthew D. Perry: 4,886,722
Percent of class:
Coastlands: 9.99%
Partnership: 9.99%
General Partner: 9.99%
Coastlands GP: 9.99%
Matthew D. Perry: 9.99% %
Sole power to vote or to direct the vote:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to vote or to direct the vote:
Coastlands: 4,886,722
Partnership: 4,886,722
General Partner: 4,886,722
Coastlands GP: 4,886,722
Matthew D. Perry: 4,886,722
Sole power to dispose or to direct the disposition:
Coastlands: 0
Partnership: 0
General Partner: 0
Coastlands GP: 0
Matthew D. Perry: 0
Shared power to dispose or to direct the disposition:
Coastlands: 4,886,722
Partnership: 4,886,722
General Partner: 4,886,722
Coastlands GP: 4,886,722
Matthew D. Perry: 4,886,722

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Partnership holds Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants, for the benefit of its investors and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock, including shares of Common Stock issuable upon exercise of pre-funded warrants.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Coastlands Capital LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital LLC (12/11/2025)
- Coastlands Capital Partners LP: /s/ Mark Shamia, Chief Operating Officer of the General Partner, Coastlands Capital GP LLC (12/11/2025)
- Coastlands Capital GP LLC: /s/ Mark Shamia, Chief Operating Officer (12/11/2025)
- Coastlands Capital LLC: /s/ Mark Shamia, Chief Operating Officer (12/11/2025)
- Matthew D. Perry: /s/ Matthew D. Perry, Reporting Person (12/11/2025)